
03056432

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



SEC
APR 17 2003
WASH

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, for April 10, 2003, Series 2003-5	~~333-103345~~ 333-99117

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
APR 22 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 10, 2003

AMERIQUEST MORTGAGE SECURITIES INC.



By:________________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Ameriquest Mortgage Securities, Inc. Asset-Backed Pass-Through Certificates, Series 2003-5
125% Pricing Speed / 1mL = 1.3075% / No Losses / Trigger Event NOT in Effect

		Excess Interest	Excess Spread (bp)
1	5/25/2003	1,064,012.27	142
2	6/25/2003	2,369,195.88	318
3	7/25/2003	2,347,476.66	317
4	8/25/2003	2,302,656.92	314
5	9/25/2003	2,258,952.28	312
6	10/25/2003	2,215,185.32	310
7	11/25/2003	2,151,079.29	306
8	12/25/2003	2,092,831.03	304
9	1/25/2004	2,016,936.71	299
10	2/25/2004	1,940,542.54	294
11	3/25/2004	1,865,166.34	290
12	4/25/2004	1,770,506.75	283
13	5/25/2004	1,684,993.86	277
14	6/25/2004	1,596,517.86	271
15	7/25/2004	1,512,388.00	264
16	8/25/2004	1,443,944.14	259
17	9/25/2004	1,379,770.98	255
18	10/25/2004	1,317,432.40	251
19	11/25/2004	1,256,876.30	247
20	12/25/2004	1,198,052.02	242
21	1/25/2005	1,140,910.35	237
22	2/25/2005	1,085,403.47	232
23	3/25/2005	1,031,484.90	228
24	4/25/2005	979,109.49	222
25	5/25/2005	928,233.36	217
26	6/25/2005	882,292.28	212
27	7/25/2005	841,609.99	209
28	8/25/2005	802,092.92	205
29	9/25/2005	763,707.93	201
30	10/25/2005	726,422.79	197
31	11/25/2005	690,206.22	193
32	12/25/2005	655,027.79	188
33	1/25/2006	620,857.95	184
34	2/25/2006	596,469.77	182
35	3/25/2006	574,123.80	180
36	4/25/2006	552,418.88	178
37	5/25/2006	531,336.75	177
38	6/25/2006	525,416.51	180
39	7/25/2006	512,848.66	181
40	8/25/2006	495,835.71	180
41	9/25/2006	479,316.94	179
42	10/25/2006	463,278.19	179
43	11/25/2006	447,705.70	178
44	12/25/2006	432,586.10	177

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR
is privileged and confidential, is intended for use by the a
of evaluating such information. Prospective investors are
(the "Securities") in making their investment decisions. T
associated with an investment in the Securities. All infor
in, and will be fully superceded by the preliminary prospe
to be reliable, the Underwriter(s) make(s)no representati
with respect to value. Prior to making any investment de
OF AN OFFER TO BUY ANY SECURITIES. The Underwrit
mentioned herein.

45	1/25/2007	417,906.42	176
46	2/25/2007	403,654.03	175
47	3/25/2007	389,816.69	174
48	4/25/2007	376,382.47	173
49	5/25/2007	363,339.82	172
50	6/25/2007	350,677.48	171
51	7/25/2007	338,384.55	170
52	8/25/2007	326,450.40	169
53	9/25/2007	314,864.74	168
54	10/25/2007	303,617.55	167
55	11/25/2007	292,699.09	166
56	12/25/2007	282,099.91	164
57	1/25/2008	271,810.84	163
58	2/25/2008	261,822.95	162
59	3/25/2008	252,127.56	161
60	4/25/2008	242,716.27	159
61	5/25/2008	233,580.89	158
62	6/25/2008	224,919.32	157
63	7/25/2008	216,510.54	155
64	8/25/2008	208,347.26	154
65	9/25/2008	203,110.65	155
66	10/25/2008	198,104.47	155
67	11/25/2008	193,236.18	156
68	12/25/2008	188,502.00	157
69	1/25/2009	183,898.22	158
70	2/25/2009	179,421.26	158
71	3/25/2009	175,067.64	159
72	4/25/2009	170,833.96	160
73	5/25/2009	166,716.92	161
74	6/25/2009	162,473.75	162
75	7/25/2009	158,353.47	162
76	8/25/2009	154,352.55	163
77	9/25/2009	150,467.56	164
78	10/25/2009	146,695.18	164
79	11/25/2009	143,032.17	165
80	12/25/2009	139,475.40	166
81	1/25/2010	136,021.82	167
82	2/25/2010	132,668.46	168
83	3/25/2010	129,412.44	168
84	4/25/2010	95,120.44	128
85	5/25/2010	92,947.08	128
86	6/25/2010	89,948.44	128
87	7/25/2010	87,036.95	128
88	8/25/2010	84,210.11	127
89	9/25/2010	81,465.49	127
90	10/25/2010	78,800.71	127
91	11/25/2010	76,213.49	126
92	12/25/2010	73,701.59	126
93	1/25/2011	71,262.83	125
94	2/25/2011	68,895.12	125
95	3/25/2011	66,621.38	124
96	4/25/2011	64,491.07	124

5

. DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"),
ıddressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting adv
: advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") rel
This material does not include all relevant information relating to the Securities described herein, particularly with respect to the r
mation contained herein is preliminary and it is anticipated that such information will change. Any information contained herein v
ectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources
ion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, ן
ecision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED A
er(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment bankin

. was prepared solely by the Underwriter(s),
isors for the purposes
lated to the securities
isk and special considerations
will be more fully described
; the Underwriter(s) believe(s)
predictions, or opinions
AN OFFER TO SELL OR SOLICITATION
ng services from, any company

Ameriquest Mortgage Company

Series 2003-5 Preliminary

Deutsche Bank @

All records
4,438 records
Balance: 675,014,416

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original LTV	Percent Cashout Refi	Percent Full Doc	Percent Owner Occupied	Percent Singl Family Residence	FICO Score	Back Ratio
40,000.00 - 59,999.99	211	11,666,833.12	1.73	55,293.05	8.975	73.62	77.0	72.0	75.6	85.5	613.0	34.35
60,000.00 - 79,999.99	640	44,655,606.99	6.62	69,774.39	8.571	77.88	65.8	71.9	85.3	82.7	631.3	36.06
80,000.00 - 99,999.99	552	49,299,654.92	7.30	89,310.97	8.142	81.29	56.9	74.2	90.3	82.5	637.7	36.45
100,000.00 - 199,999.99	2,053	295,702,370.37	43.81	144,034.28	7.644	82.13	54.3	69.5	93.8	83.2	650.6	38.88
200,000.00 - 299,999.99	719	174,339,410.91	25.83	242,474.84	7.330	82.95	52.0	68.3	97.6	83.4	654.1	39.37
300,000.00 - 399,999.99	193	65,550,459.26	9.71	339,639.69	7.238	82.67	50.0	63.9	96.4	78.8	660.4	39.15
400,000.00 - 499,999.99	50	22,360,652.64	3.31	447,213.05	7.393	82.82	51.7	60.5	85.6	75.9	646.9	36.49
500,000.00 - 599,999.99	19	10,732,774.52	1.59	564,882.87	7.154	82.15	47.5	63.1	100.0	85.1	682.8	37.59
700,000.00 - 799,999.99	1	706,652.94	0.10	706,652.94	6.250	80.00	100.0	100.0	100.0	100.0	672.0	40.00
Total:	4,438	675,014,415.67	100.00	152,098.79	7.626	81.93	54.5	68.8	93.7	82.6	650.0	38.49

Minimum: 49,819.56
Maximum: 706,652.94
Average: 152,098.79

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

All records

4,438 records

Balance: 675,014,416

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original LTV	Percent Cashout Refi	Percent Full Doc	Percent Owner Occupied	Percent Singl Family Residence	FICO Score	Back Ratio
500 - 519	48	6,286,508.26	0.93	130,968.92	9.384	69.67	69.2	79.4	98.7	91.2	508.4	40.69
520 - 539	109	12,220,831.33	1.81	112,117.72	9.206	74.15	53.6	82.0	97.7	76.9	530.0	42.00
540 - 559	258	31,728,612.65	4.70	122,979.12	8.861	77.78	67.2	79.7	98.0	85.4	552.3	38.96
560 - 579	324	43,213,568.23	6.40	133,375.21	8.635	78.70	58.8	72.3	96.6	92.1	569.5	39.15
580 - 599	302	42,700,183.36	6.33	141,391.34	8.132	79.41	57.5	77.7	95.3	83.6	589.3	39.90
600 - 619	385	59,266,490.70	8.78	153,938.94	7.838	81.07	57.5	77.7	93.3	85.9	609.2	37.41
620 - 639	640	100,470,421.96	14.88	156,985.03	7.706	84.51	55.0	69.9	94.5	84.2	628.8	38.61
640 - 659	533	81,271,586.53	12.04	152,479.52	7.698	82.88	54.9	65.0	91.8	80.0	649.0	38.88
660 - 679	439	68,036,125.22	10.08	154,979.78	7.573	82.92	53.4	62.5	93.0	83.5	668.9	38.50
680 - 699	542	89,976,719.24	13.33	166,008.71	7.110	84.75	48.3	66.6	94.2	81.6	688.0	39.17
700 - 719	336	54,240,006.79	8.04	161,428.59	6.895	83.18	51.7	61.1	93.1	79.5	710.4	38.19
720 - 739	252	40,263,628.24	5.96	159,776.30	6.879	82.89	52.4	66.3	90.7	73.2	728.4	37.97
740 - 759	148	26,194,079.95	3.88	176,987.03	6.714	80.34	54.5	58.7	90.7	78.8	749.1	35.10
760 - 779	74	11,146,811.57	1.65	150,632.59	6.749	77.60	40.7	75.5	93.0	80.3	769.1	34.11
780 - 799	40	6,351,921.27	0.94	158,798.03	6.760	74.16	46.5	53.7	87.7	80.1	786.3	35.05
800 >=	8	1,646,920.37	0.24	205,865.05	6.345	67.35	69.3	81.8	88.1	100.0	802.2	36.14
Total:	4,438	675,014,415.67	100.00	152,098.79	7.626	81.93	54.5	68.8	93.7	82.6	650.0	38.49

Minimum: 500
Maximum: 805
Weighted Average: 650
% UPB missing FICOs: 0.0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Original Loan-to-Value Ratio (%) (LTV>60and No MI)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original LTV	Percent Cashout Refi	Percent Full Doc	Percent Owner Occupied	Percent Singl Family Residence	FICO Score	Back Ratio
60.00 - 64.99	32	4,353,602.42	4.48	136,050.08	8.136	62.42	80.2	70.0	96.7	85.2	574.9	40.18
65.00 - 69.99	34	3,919,343.73	4.03	115,274.82	8.735	66.74	80.6	58.5	97.1	90.1	573.9	37.78
70.00 - 74.99	49	6,383,333.77	6.56	130,272.12	8.880	72.48	70.8	64.6	92.5	86.2	573.8	40.00
75.00 - 79.99	70	8,948,982.33	9.20	127,842.60	9.127	76.35	85.8	55.9	97.8	85.9	582.9	39.82
80.00 - 84.99	103	15,697,782.83	16.14	152,405.66	8.335	81.74	68.2	55.5	87.4	82.3	602.9	37.76
85.00 - 89.99	160	25,769,936.49	26.50	161,062.10	8.548	86.85	67.5	53.8	83.9	81.4	606.9	38.63
90.00 - 94.99	158	24,873,496.37	25.58	157,427.19	8.264	90.62	69.5	53.0	80.5	79.7	623.9	38.69
95.00 - 99.99	41	7,296,877.29	7.50	177,972.62	7.882	95.00	83.1	62.6	95.7	94.0	635.5	39.58
Total:	647	97,243,355.23	100.00	150,298.85	8.455	83.79	72.3	56.3	87.4	83.3	605.6	38.81

Minimum: 60.00
Maximum: 95.00
Weighted Average by Original Balance: 83.785
Weighted Average by Current Balance: 83.785

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original LTV	Percent Cashout Refi	Percent Full Doc	Percent Owner Occupied	Percent Singl Family Residence	FICO Score	Back Ratio
Owner Occupied	4,079	632,729,846.70	93.74	155,118.86	7.596	82.06	54.1	69.4	100.0	84.4	649.0	38.83
Non-Owner Occupied	336	39,248,510.88	5.81	116,811.04	8.098	79.73	62.9	60.7	0.0	55.1	665.3	33.13
Second Home	23	3,036,058.09	0.45	132,002.53	7.915	83.48	38.1	60.7	0.0	62.8	673.7	36.51
Total:	4,438	675,014,415.67	100.00	152,098.79	7.626	81.93	54.5	68.8	93.7	82.6	650.0	38.49

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original LTV	Percent Cashout Refi	Percent Full Doc	Percent Owner Occupied	Percent Singl Family Residence	FICO Score	Back Ratio
Single Family Detached	3,659	555,025,839.67	82.22	151,687.85	7.628	82.29	54.5	69.0	95.8	100.0	648.0	38.72
2-4 Family	316	52,950,003.96	7.84	167,563.30	7.664	77.79	58.5	65.1	71.8	0.0	658.7	36.32
Condo	195	29,015,125.25	4.30	148,795.51	7.439	84.18	50.4	71.9	91.9	0.0	668.8	38.60
PUD	160	26,834,867.55	3.98	167,717.92	7.646	81.57	54.6	63.7	95.6	0.0	651.7	38.97
Manu. Housing / Mobile	72	6,524,284.97	0.97	90,615.07	8.067	73.77	54.7	84.0	95.9	0.0	656.5	35.55
Attached PUD	17	2,383,897.75	0.35	140,229.28	7.667	85.95	30.8	81.8	100.0	0.0	639.4	36.45
Single Family Attached	19	2,280,396.52	0.34	120,020.87	7.300	83.44	48.9	75.5	85.4	100.0	670.9	37.06
Total:	4,438	675,014,415.67	100.00	152,098.79	7.626	81.93	54.5	68.8	93.7	82.6	650.0	38.49

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

All records
4,438 records
Balance: 675,014,416

Documentation Level	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original LTV	Percent Cashout Refi	Percent Full Doc	Percent Owner Occupied	Percent Singl Family Residence	FICO Score	Back Ratio
Full	3,109	464,601,003.62	68.83	149,437.44	7.577	82.91	52.3	100.0	94.5	82.8	645.7	38.85
Stated Documentation	957	145,499,623.41	21.56	152,037.22	7.788	78.91	60.9	0.0	91.9	81.8	656.9	38.88
Limited	372	64,913,788.64	9.62	174,499.43	7.615	81.63	56.2	0.0	92.6	82.5	665.4	35.02
Total:	4,438	675,014,415.67	100.00	152,098.79	7.626	81.93	54.5	68.8	93.7	82.6	650.0	38.49

Credit Grade	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original LTV	Percent Cashout Refi	Percent Full Doc	Percent Owner Occupied	Percent Singl Family Residence	FICO Score	Back Ratio
AAA	2,170	342,369,062.67	50.72	157,773.76	7.230	82.53	52.4	64.5	94.0	82.5	687.2	38.24
AA	416	52,499,435.01	7.78	126,200.56	8.913	79.44	62.8	68.8	95.2	86.8	594.8	37.91
A	70	8,005,098.67	1.19	114,358.55	9.513	80.95	56.2	81.2	95.0	89.4	582.4	39.82
B	83	8,843,830.22	1.31	106,552.17	9.686	78.92	56.8	82.6	100.0	85.0	557.6	41.56
C	44	4,680,474.89	0.69	106,374.43	10.447	68.97	77.1	70.6	90.1	86.5	546.4	38.23
D	34	4,321,231.81	0.64	127,095.05	8.224	72.23	62.5	54.1	96.3	91.7	633.1	39.01
1	1,219	192,743,632.27	28.55	158,116.19	7.608	83.40	52.1	73.0	91.9	78.8	625.8	38.76
2	167	27,166,471.14	4.02	162,673.48	7.726	80.87	62.9	69.1	94.5	87.6	601.0	37.88
3	138	20,631,160.72	3.06	149,501.16	8.000	78.60	58.8	81.5	96.9	89.1	597.9	38.67
4	67	9,574,201.80	1.42	142,898.53	8.345	75.81	74.7	87.8	94.7	93.5	594.8	41.26
5	24	3,452,203.77	0.51	143,841.82	8.665	67.55	74.6	86.6	100.0	88.5	570.0	41.08
6	6	727,612.70	0.11	121,268.78	9.874	60.28	86.8	91.2	100.0	69.1	630.1	44.99
Total:	4,438	675,014,415.67	100.00	152,098.79	7.626	81.93	54.5	68.8	93.7	82.6	650.0	38.49

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus . NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Deutsche Bank @

All records
4,438 records
Balance: 675,014,416

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original LTV	Percent Cashout Refi	Percent Full Doc	Percent Owner Occupied	Percent Singl Family Residence	FICO Score	Back Ratio
5.001 - 5.500	7	1,598,530.31	0.24	228,361.47	5.485	66.95	10.0	94.5	96.9	73.6	693.9	31.91
5.501 - 6.000	45	8,961,926.33	1.33	199,153.92	5.829	73.95	50.5	68.6	95.0	85.9	722.1	35.70
6.001 - 6.500	358	73,943,347.58	10.95	206,545.66	6.441	79.99	52.3	72.7	97.0	78.3	699.7	38.25
6.501 - 7.000	917	167,327,174.37	24.79	182,472.38	6.830	82.50	52.4	71.8	96.5	84.4	678.8	38.13
7.001 - 7.500	827	135,241,602.46	20.04	163,532.77	7.367	82.04	55.1	70.6	95.0	83.3	653.6	38.96
7.501 - 8.000	769	108,693,339.93	16.10	141,343.75	7.783	83.38	52.8	65.8	93.0	83.4	640.7	38.26
8.001 - 8.500	425	54,348,417.77	8.05	127,878.63	8.300	84.01	53.9	65.7	88.9	78.7	624.5	38.82
8.501 - 9.000	438	55,596,144.92	8.24	126,929.55	8.800	81.67	58.6	64.1	88.9	82.8	601.5	38.68
9.001 - 9.500	198	22,699,012.56	3.36	114,641.48	9.301	81.48	57.2	59.6	90.9	80.0	597.2	39.88
9.501 - 10.000	252	27,784,274.43	4.12	110,255.06	9.806	80.48	63.2	68.4	88.2	84.9	582.4	37.96
10.001 - 10.500	93	9,383,202.57	1.39	100,894.65	10.300	78.96	62.3	71.6	93.3	81.6	568.2	40.53
10.501 - 11.000	61	5,458,833.59	0.81	89,489.08	10.803	77.88	72.7	61.3	87.9	85.2	563.7	40.36
11.001 - 11.500	29	2,235,716.70	0.33	77,093.68	11.254	78.18	70.4	57.8	92.7	89.8	573.9	38.03
11.501 - 12.000	12	1,140,401.98	0.17	95,033.50	11.852	72.35	70.6	59.6	91.8	68.8	602.8	37.00
12.001 - 12.500	7	603,490.17	0.09	86,212.88	12.238	64.41	68.6	31.8	49.8	63.1	579.6	45.35
Total:	4,438	675,014,415.67	100.00	152,098.79	7.626	81.93	54.5	68.8	93.7	82.6	650.0	38.49

Minimum: 5.400
Maximum: 12.450
Weighted Average: 7.626

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private Information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information *contained in this material may pertain to securities that ultimately are not sold. The Information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no* representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-5
Collateral	$900 Million of Fixed Rate Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2-" (S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination
4- LPMI Policy provided by MGIC

Class	Moody's	S&P	Fitch	Cpn Type	900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	825,750,000	91.75%	8.25%	16.50%
M1	Aa2	AA+	AA+	Fixed	31,500,000	3.50%	4.75%	9.50%
M2	A1	AA	AA	Fixed	20,250,000	2.25%	2.50%	5.00%
M3	A3	A-	A+	Fixed	13,500,000	1.50%	1.00%	2.00%
M4	Baa1	BBB+	A	Fixed	4,500,000	0.50%	0.50%	1.00%
OC	UR	UR	UR	-	4,500,000	0.50%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 50bps and is floored at 50bps

Class A-3 Information

	To Call			To Maturity		
PPC	25	50	175	25	50	175
WAL (Yrs)	11.65	5.87	1.80	11.65	5.87	1.80
FirstPrinPay	9/25/12	2/25/08	11/25/04	9/25/12	2/25/08	11/25/04
Maturity	2/25/17	6/25/10	4/25/05	2/25/17	6/25/10	4/25/05
Prin Window (Months)	54	29	6	54	29	6

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-5
Collateral	$900 Million of Fixed Rate Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2-" (S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination
4- LPMI Policy provided by MGIC

Class	Moody's	S&P	Fitch	Cpn Type	900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	825,750,000	91.75%	8.25%	16.50%
M1	Aa2	AA+	AA+	Fixed	31,500,000	3.50%	4.75%	9.50%
M2	A1	AA	AA	Fixed	20,250,000	2.25%	2.50%	5.00%
M3	A3	A-	A+	Fixed	13,500,000	1.50%	1.00%	2.00%
M4	Baa1	BBB+	A	Fixed	4,500,000	0.50%	0.50%	1.00%
OC	UR	UR	UR	-	4,500,000	0.50%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 50bps and is floored at 50bps

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 85% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	1.25%
May 2007 - April 2008	2.00%
May 2008 - April 2009	2.75%
May 2009 - April 2010	3.00%
May 2010 and thereafter	3.25%

Loss Coverage

Prepay Curve Provided by ACA

17% Severity

Class	CDR	Cum Loss	Prin Writedown	WAL	Collateral Modified Duration
M2	14.0%	6.2%	0.6%	9.24	2.5
M3	9.4%	4.5%	0.6%	10.75	2.6

27% Severity

Class	CDR	Cum Loss	Prin Writedown	WAL	Collateral Modified Duration
M2	8.5%	6.6%	0.9%	10.16	2.7
M3	5.8%	4.7%	1.3%	11.49	2.8

47% Severity

Class	CDR	Cum Loss	Prin Writedown	WAL	Collateral Modified Duration
M2	4.8%	6.9%	3.7%	10.92	2.8
M3	3.3%	4.9%	2.8%	12.06	2.8

12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-5
Collateral	$900 Million of Fixed Rate Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2-" (S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination
4- LPMI Policy provided by MGIC

Class	Moody's	S&P	Fitch	Cpn Type	900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	825,750,000	91.75%	8.25%	16.50%
M1	Aa2	AA+	AA+	Fixed	31,500,000	3.50%	4.75%	9.50%
M2	A1	AA	AA	Fixed	20,250,000	2.25%	2.50%	5.00%
M3	A3	A-	A+	Fixed	13,500,000	1.50%	1.00%	2.00%
M4	Baa1	BBB+	A	Fixed	4,500,000	0.50%	0.50%	1.00%
OC	UR	UR	UR	-	4,500,000	0.50%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 50bps and is floored at 50bps

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 85% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	1.25%
May 2007 - April 2008	2.00%
May 2008 - April 2009	2.75%
May 2009 - April 2010	3.00%
May 2010 and thereafter	3.25%

Loss Coverage

Run at Flat CPR

15 CPR / 17% Severity

Class	CDR	Cum Loss	Prin Writedown	WAL	Collateral Modified Duration
M2	13.0%	7.5%	0.8%	14.98	3.2
M3	9.2%	6.0%	0.5%	18.19	3.4

40 CPR / 27% Severity

Class	CDR	Cum Loss	Prin Writedown	WAL	Collateral Modified Duration
M2	9.0%	4.2%	1.4%	7.90	1.7
M3	5.5%	2.7%	1.0%	9.05	1.7

50 CPR / 47% Severity

Class	CDR	Cum Loss	Prin Writedown	WAL	Collateral Modified Duration
M2	5.5%	3.6%	1.3%	6.39	1.4
M3	3.1%	2.1%	2.0%	7.16	1.4

12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-5
Collateral	$900 Million of Fixed Rate Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2-" (S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination
4- LPMI Policy provided by MGIC

Class	Moody's	S&P	Fitch	Cpn Type	900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	825,750,000	91.75%	8.25%	16.50%
M1	Aa2	AA+	AA+	Fixed	31,500,000	3.50%	4.75%	9.50%
M2	A1	AA	AA	Fixed	20,250,000	2.25%	2.50%	5.00%
M3	A3	A-	A+	Fixed	13,500,000	1.50%	1.00%	2.00%
M4	Baa1	BBB+	A	Fixed	4,500,000	0.50%	0.50%	1.00%
OC	UR	UR	UR	-	4,500,000	0.50%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 50bps and is floored at 50bps

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 85% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	1.25%
May 2007 - April 2008	2.00%
May 2008 - April 2009	2.75%
May 2009 - April 2010	3.00%
May 2010 and thereafter	3.25%

Class M-1 Information

	To Call		To Maturity	
PPY Speed	**WAL**	**Yield**	**WAL**	**Yield**
50 PPC	10.89	5.1%	11.56	5.1%
75 PPC	7.70	5.1%	8.23	5.1%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-5
Collateral	$900 Million of Fixed Rate Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2-" (S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination
4- LPMI Policy provided by MGIC

Class	Moody's	S&P	Fitch	Cpn Type	900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	825,750,000	91.75%	8.25%	16.50%
M1	Aa2	AA+	AA+	Fixed	31,500,000	3.50%	4.75%	9.50%
M2	A1	AA	AA	Fixed	20,250,000	2.25%	2.50%	5.00%
M3	A3	A-	A+	Fixed	13,500,000	1.50%	1.00%	2.00%
M4	Baa1	BBB+	A	Fixed	4,500,000	0.50%	0.50%	1.00%
OC	UR	UR	UR	-	4,500,000	0.50%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 50bps and is floored at 50bps

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 85% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	1.25%
May 2007 - April 2008	2.00%
May 2008 - April 2009	2.75%
May 2009 - April 2010	3.00%
May 2010 and thereafter	3.25%

Loss Coverage

Class	CDR	Cum Loss
A3	39.0%	45.3%
A4	11.2%	21.5%

65% Loss Severity
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the Issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer Ameriquest Mortgage Securities, Inc.
Series 2003-5

Collateral $900 Million of Fixed Rate Home Equity Mortgage Loans
Originator Ameriquest Mortgage Company

Servicer Ameriquest Mortgage Company
Rating "Strong", "RPS2-" (S&P/Fitch)

Rating Agencies Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination
4- LPMI Policy provided by MGIC

Class	Moody's	S&P	Fitch	Cpn Type	900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	825,750,000	91.75%	8.25%	16.50%
M1	Aa2	AA+	AA+	Fixed	31,500,000	3.50%	4.75%	9.50%
M2	A1	AA	AA	Fixed	20,250,000	2.25%	2.50%	5.00%
M3	A3	A-	A+	Fixed	13,500,000	1.50%	1.00%	2.00%
M4	Baa1	BBB+	A	Fixed	4,500,000	0.50%	0.50%	1.00%
OC	UR	UR	UR	-	4,500,000	0.50%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 50bps and is floored at 50bps

Trigger Event A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 85% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	1.25%
May 2007 - April 2008	2.00%
May 2008 - April 2009	2.75%
May 2009 - April 2010	3.00%
May 2010 and thereafter	3.25%

		To Call		To Maturity	
PPY	Bond	WAL	Yield	WAL	Yield
25 PPC	M1	17.02	5.14	17.53	5.14
	M2	17.02	5.74	17.30	5.74
	M3	16.28	5.94	16.28	5.94
50 PPC	M1	10.89	5.13	11.56	5.13
	M2	10.89	5.73	11.22	5.73
	M3	10.24	5.93	10.24	5.93

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-5
Collateral	$900 Million of Fixed Rate Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2-" (S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination
4- LPMI Policy provided by MGIC

Class	Moody's	S&P	Fitch	Cpn Type	900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	825,750,000	91.75%	8.25%	16.50%
M1	Aa2	AA+	AA+	Fixed	31,500,000	3.50%	4.75%	9.50%
M2	A1	AA	AA	Fixed	20,250,000	2.25%	2.50%	5.00%
M3	A3	A-	A+	Fixed	13,500,000	1.50%	1.00%	2.00%
M4	Baa1	BBB+	A	Fixed	4,500,000	0.50%	0.50%	1.00%
OC	UR	UR	UR	-	4,500,000	0.50%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 50bps and is floored at 50bps

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than 85% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	1.25%
May 2007 - April 2008	2.00%
May 2008 - April 2009	2.75%
May 2009 - April 2010	3.00%
May 2010 and thereafter	3.25%

Loss Coverage

Class	CDR	Cum Loss
M1	7.3%	9.5%
M2	5.3%	7.3%
M3	3.8%	5.4%
M4	3.3%	4.8%

40% Loss Severity
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at 100 PPC
"Break" is first dollar of principal loss

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-5


Banc of America Securities

Coupon	500-549	550-599	600-649	650-699	700-749	750-799	800-850
5.001 - 5.500	0.00%	0.04%	0.00%	0.05%	0.10%	0.05%	0.00%
5.501 - 6.000	0.00%	0.07%	0.04%	0.27%	0.41%	0.46%	0.09%
6.001 - 6.500	0.04%	0.51%	2.09%	1.35%	5.18%	1.75%	0.05%
6.501 - 7.000	0.03%	1.90%	4.76%	9.70%	6.87%	1.43%	0.11%
7.001 - 7.500	0.18%	1.81%	7.42%	8.36%	1.89%	0.38%	0.00%
7.501 - 8.000	0.33%	2.09%	6.82%	5.64%	0.96%	0.25%	0.00%
8.001 - 8.500	0.46%	1.49%	4.02%	1.73%	0.29%	0.07%	0.00%
8.501 - 9.000	0.65%	3.57%	2.78%	0.98%	0.19%	0.07%	0.00%
9.001 - 9.500	0.35%	1.61%	0.82%	0.51%	0.06%	0.01%	0.00%
9.501 - 10.000	0.89%	1.92%	0.87%	0.38%	0.07%	0.00%	0.00%
10.001 - 10.500	0.47%	0.65%	0.24%	0.04%	0.00%	0.00%	0.00%
10.501 - 11.000	0.23%	0.48%	0.10%	0.01%	0.00%	0.00%	0.00%
11.001 - 11.500	0.11%	0.16%	0.03%	0.03%	0.00%	0.00%	0.00%
11.501 - 12.000	0.04%	0.03%	0.08%	0.02%	0.00%	0.00%	0.00%
12.001 - 12.500	0.02%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%

Original LTV	500-549	550-599	600-649	650-699	700-749	750-799	800-850
50.0 or less	0.20%	0.58%	0.69%	0.41%	0.71%	0.33%	0.02%
50.1 - 55.0	0.06%	0.27%	0.35%	0.46%	0.23%	0.18%	0.09%
55.1 - 60.0	0.24%	0.43%	0.45%	0.57%	0.38%	0.11%	0.00%
60.1 - 65.0	0.39%	0.95%	0.98%	0.74%	0.35%	0.10%	0.02%
65.1 - 70.0	0.38%	0.89%	1.17%	1.25%	0.51%	0.22%	0.01%
70.1 - 75.0	0.81%	1.77%	1.82%	1.51%	1.32%	0.36%	0.03%
75.1 - 80.0	0.75%	3.18%	4.36%	3.54%	1.63%	0.62%	0.02%
80.1 - 85.0	0.91%	3.23%	4.81%	3.73%	2.15%	0.64%	0.00%
85.1 - 90.0	0.01%	4.80%	10.90%	12.53%	5.32%	1.10%	0.02%
90.1 - 95.0	0.03%	0.28%	4.55%	4.32%	3.42%	0.80%	0.05%

	50.0 or less	50.1 - 55.0	55.1 - 60.0	60.1 - 65.0	65.1 - 70.0	70.1 - 75.0	75.1 - 80.0	80.1 - 85.0	85.1 - 90.0	90.1 - 95.0
5.001 - 5.500	0.04%	0.05%	0.00%	0.00%	0.00%	0.09%	0.03%	0.00%	0.01%	0.02%
5.501 - 6.000	0.07%	0.18%	0.01%	0.09%	0.11%	0.09%	0.32%	0.18%	0.21%	0.07%
6.001 - 6.500	0.53%	0.22%	0.40%	0.67%	0.41%	0.77%	1.48%	1.83%	2.61%	2.04%
6.501 - 7.000	0.77%	0.52%	0.45%	0.91%	0.92%	1.94%	2.94%	2.98%	8.60%	4.75%
7.001 - 7.500	0.53%	0.23%	0.43%	0.77%	1.18%	1.16%	2.90%	2.89%	7.38%	2.56%
7.501 - 8.000	0.26%	0.17%	0.28%	0.32%	0.66%	0.94%	2.26%	2.77%	6.66%	1.78%
8.001 - 8.500	0.18%	0.02%	0.10%	0.25%	0.34%	0.40%	1.01%	1.31%	3.13%	1.30%
8.501 - 9.000	0.22%	0.16%	0.15%	0.23%	0.36%	0.72%	1.38%	1.43%	2.98%	0.61%
9.001 - 9.500	0.12%	0.02%	0.09%	0.09%	0.13%	0.35%	0.55%	0.56%	1.24%	0.22%
9.501 - 10.000	0.06%	0.05%	0.10%	0.10%	0.22%	0.58%	0.83%	0.89%	1.21%	0.07%
10.001 - 10.500	0.07%	0.01%	0.05%	0.03%	0.07%	0.27%	0.13%	0.39%	0.35%	0.03%
10.501 - 11.000	0.02%	0.01%	0.04%	0.03%	0.01%	0.19%	0.18%	0.15%	0.18%	0.00%
11.001 - 11.500	0.02%	0.00%	0.01%	0.02%	0.00%	0.07%	0.04%	0.09%	0.07%	0.00%
11.501 - 12.000	0.00%	0.01%	0.03%	0.01%	0.02%	0.04%	0.01%	0.02%	0.03%	0.00%
12.001 - 12.500	0.03%	0.00%	0.01%	0.00%	0.01%	0.03%	0.00%	0.01%	0.00%	0.00%

AMSI 2003-5
Loans with no MI

Scheduled Balance	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	Percent of Loans by Scheduled Principal Balance
0.01 - 50,000.00	17	$849,230	0.59%
50,000.01 - 100,000.00	409	30,175,353	21.14
100,000.01 - 150,000.00	268	33,359,973	23.37
150,000.01 - 200,000.00	130	22,379,885	15.68
200,000.01 - 250,000.00	68	15,253,670	10.68
250,000.01 - 300,000.00	36	9,935,896	6.96
300,000.01 - 350,000.00	19	6,131,031	4.29
350,000.01 - 400,000.00	13	4,906,656	3.44
400,000.01 - 450,000.00	11	4,662,699	3.27
450,000.01 - 500,000.00	13	6,325,150	4.43
over 500,000.01	15	8,783,443	6.15
Total:	999	$142,762,985	100.00%

Average: $142,905.89
Lowest: $49,848.99
Highest: $706,652.94
S.D.: $101,538.95

Original LTV	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	Percent of Loans by Scheduled Principal Balance
<= 30.00	24	$2,212,288	1.55%
30.01 - 35.00	11	1,346,813	0.94
35.01 - 40.00	26	2,509,786	1.76
40.01 - 45.00	33	4,714,183	3.30
45.01 - 50.00	69	9,037,404	6.33
50.01 - 55.00	75	11,068,265	7.75
55.01 - 60.00	115	14,690,892	10.29
60.01 - 65.00	42	5,581,124	3.91
65.01 - 70.00	31	3,860,677	2.70
70.01 - 75.00	88	9,960,250	6.98
75.01 - 80.00	89	12,680,182	8.88
80.01 - 85.00	125	18,333,244	12.84
85.01 - 90.00	214	35,219,580	24.67
90.01 - 95.00	57	11,548,299	8.09
Total:	999	$142,762,985	100.00%

W.A.: 72.90%
Lowest: 15.79%
Highest: 95.00%
S.D.: 18.56%

Credit Score	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	Percent of Loans by Scheduled Principal Balance
800 - 819	2	$705,914	0.49%
780 - 799	8	1,102,988	0.77
760 - 779	18	2,288,772	1.60
740 - 759	19	4,001,415	2.80
720 - 739	26	5,043,619	3.53
700 - 719	40	7,189,888	5.04
680 - 699	49	9,273,977	6.50
660 - 679	48	7,715,840	5.40
640 - 659	99	15,617,031	10.94
620 - 639	96	16,006,271	11.21
600 - 619	107	15,451,233	10.82
580 - 599	95	12,234,059	8.57
560 - 579	134	16,218,542	11.36
540 - 559	142	16,345,074	11.45
520 - 539	71	7,627,253	5.34
500 - 519	45	5,941,110	4.16
Total:	999	$142,762,985	100.00%

W.A.: 621
Lowest: 500
Highest: 803
S.D.: 66

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action t
be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliat
represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained i
securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation reg
assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directo
persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material
Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does
ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any s
all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prosp
you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for th
authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Excess Spread

Period	Paydate	XS Spread
1	5/25/03	142
2	6/25/03	318
3	7/25/03	318
4	8/25/03	315
5	9/25/03	313
6	10/25/03	312
7	11/25/03	309
8	12/25/03	307
9	1/25/04	303
10	2/25/04	299
11	3/25/04	297
12	4/25/04	291
13	5/25/04	287
14	6/25/04	282
15	7/25/04	277
16	8/25/04	272
17	9/25/04	267
18	10/25/04	262
19	11/25/04	259
20	12/25/04	255
21	1/25/05	252
22	2/25/05	249
23	3/25/05	245
24	4/25/05	242
25	5/25/05	238
26	6/25/05	234
27	7/25/05	230
28	8/25/05	227
29	9/25/05	223
30	10/25/05	218
31	11/25/05	214
32	12/25/05	211
33	1/25/06	208
34	2/25/06	205
35	3/25/06	202
36	4/25/06	199
37	5/25/06	196
38	6/25/06	195
39	7/25/06	193
40	8/25/06	190
41	9/25/06	188
42	10/25/06	186

Period	Paydate	XS Spread
43	11/25/06	185
44	12/25/06	184
45	1/25/07	184
46	2/25/07	183
47	3/25/07	183
48	4/25/07	182
49	5/25/07	182
50	6/25/07	181
51	7/25/07	180
52	8/25/07	180
53	9/25/07	179
54	10/25/07	178
55	11/25/07	178
56	12/25/07	177
57	1/25/08	176
58	2/25/08	176
59	3/25/08	175
60	4/25/08	174
61	5/25/08	173
62	6/25/08	173
63	7/25/08	172
64	8/25/08	171
65	9/25/08	170
66	10/25/08	170
67	11/25/08	169
68	12/25/08	168
69	1/25/09	167
70	2/25/09	166
71	3/25/09	166
72	4/25/09	165
73	5/25/09	164
74	6/25/09	163
75	7/25/09	162
76	8/25/09	161
77	9/25/09	160
78	10/25/09	159
79	11/25/09	158
80	12/25/09	157
81	1/25/10	156
82	2/25/10	155
83	3/25/10	154
84	4/25/10	153

Run at 100 PPC

Ameriquest Mortgage Securities, Inc. Asset-Backed Pass-Through Certificates, Series 2003-5

Pricing: 100% PPC

FSA Premium has not been subtracted from the coupon for Class A-4; Actual coupon received by investors may be less

		Beginning Class A-4 Balance	Class A-4 Interest Paid	Class A-4 Principal Paid	Class A-4 Stated Coupon
			35,325,470.19	166,800,000.00	
1	5/25/2003	166,800,000.00	593,808.00	0	4.272
2	6/25/2003	166,800,000.00	593,808.00	0	4.272
3	7/25/2003	166,800,000.00	593,808.00	0	4.272
4	8/25/2003	166,800,000.00	593,808.00	0	4.272
5	9/25/2003	166,800,000.00	593,808.00	0	4.272
6	10/25/2003	166,800,000.00	593,808.00	0	4.272
7	11/25/2003	166,800,000.00	593,808.00	0	4.272
8	12/25/2003	166,800,000.00	593,808.00	0	4.272
9	1/25/2004	166,800,000.00	593,808.00	0	4.272
10	2/25/2004	166,800,000.00	593,808.00	0	4.272
11	3/25/2004	166,800,000.00	593,808.00	0	4.272
12	4/25/2004	166,800,000.00	593,808.00	0	4.272
13	5/25/2004	166,800,000.00	593,808.00	0	4.272
14	6/25/2004	166,800,000.00	593,808.00	0	4.272
15	7/25/2004	166,800,000.00	593,808.00	0	4.272
16	8/25/2004	166,800,000.00	593,808.00	0	4.272
17	9/25/2004	166,800,000.00	593,808.00	0	4.272
18	10/25/2004	166,800,000.00	593,808.00	0	4.272
19	11/25/2004	166,800,000.00	593,808.00	0	4.272
20	12/25/2004	166,800,000.00	593,808.00	0	4.272
21	1/25/2005	166,800,000.00	593,808.00	0	4.272
22	2/25/2005	166,800,000.00	593,808.00	0	4.272
23	3/25/2005	166,800,000.00	593,808.00	0	4.272
24	4/25/2005	166,800,000.00	593,808.00	0	4.272
25	5/25/2005	166,800,000.00	593,808.00	0	4.272
26	6/25/2005	166,800,000.00	593,808.00	0	4.272
27	7/25/2005	166,800,000.00	593,808.00	0	4.272
28	8/25/2005	166,800,000.00	593,808.00	0	4.272
29	9/25/2005	166,800,000.00	593,808.00	0	4.272
30	10/25/2005	166,800,000.00	593,808.00	0	4.272
31	11/25/2005	166,800,000.00	593,808.00	0	4.272
32	12/25/2005	166,800,000.00	593,808.00	0	4.272
33	1/25/2006	166,800,000.00	593,808.00	0	4.272
34	2/25/2006	166,800,000.00	593,808.00	0	4.272
35	3/25/2006	166,800,000.00	593,808.00	0	4.272
36	4/25/2006	166,800,000.00	593,808.00	0	4.272
37	5/25/2006	166,800,000.00	593,808.00	0	4.272
38	6/25/2006	166,800,000.00	593,808.00	0	4.272
39	7/25/2006	166,800,000.00	593,808.00	0	4.272
40	8/25/2006	166,800,000.00	593,808.00	0	4.272
41	9/25/2006	166,800,000.00	593,808.00	0	4.272
42	10/25/2006	166,800,000.00	593,808.00	4,443,292.52	4.272
43	11/25/2006	162,356,707.48	577,989.88	6,416,876.50	4.272
44	12/25/2006	155,939,830.98	555,145.80	6,262,539.13	4.272
45	1/25/2007	149,677,291.85	532,851.16	6,111,718.45	4.272
46	2/25/2007	143,565,573.40	511,093.44	5,964,336.31	4.272
47	3/25/2007	137,601,237.09	489,860.40	5,820,316.29	4.272
48	4/25/2007	131,780,920.81	469,140.08	5,679,583.62	4.272

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

49	5/25/2007	126,101,337.19	448,920.76	5,542,065.19	4.272
50	6/25/2007	120,559,272.00	429,191.01	5,407,689.49	4.272
51	7/25/2007	115,151,582.51	409,939.63	5,276,386.58	4.272
52	8/25/2007	109,875,195.93	391,155.70	5,148,088.06	4.272
53	9/25/2007	104,727,107.87	372,828.50	5,022,727.02	4.272
54	10/25/2007	99,704,380.86	354,947.60	4,900,238.03	4.272
55	11/25/2007	94,804,142.83	337,502.75	4,780,557.09	4.272
56	12/25/2007	90,023,585.74	320,483.97	4,663,621.62	4.272
57	1/25/2008	85,359,964.13	303,881.47	4,549,370.39	4.272
58	2/25/2008	80,810,593.73	287,685.71	4,437,743.56	4.272
59	3/25/2008	76,372,850.18	271,887.35	4,328,682.55	4.272
60	4/25/2008	72,044,167.63	256,477.24	4,222,130.11	4.272
61	5/25/2008	67,822,037.52	241,446.45	3,553,029.54	4.272
62	6/25/2008	64,269,007.98	228,797.67	3,467,263.97	4.272
63	7/25/2008	60,801,744.01	216,454.21	3,383,505.41	4.272
64	8/25/2008	57,418,238.60	204,408.93	3,301,707.91	4.272
65	9/25/2008	54,116,530.70	192,654.85	3,221,826.54	4.272
66	10/25/2008	50,894,704.15	181,185.15	3,143,817.42	4.272
67	11/25/2008	47,750,886.73	169,993.16	3,067,637.63	4.272
68	12/25/2008	44,683,249.11	159,072.37	2,993,245.21	4.272
69	1/25/2009	41,690,003.89	148,416.41	2,920,599.18	4.272
70	2/25/2009	38,769,404.71	138,019.08	2,849,659.47	4.272
71	3/25/2009	35,919,745.24	127,874.29	2,780,386.90	4.272
72	4/25/2009	33,139,358.34	117,976.12	2,712,743.19	4.272
73	5/25/2009	30,426,615.15	108,318.75	2,386,775.20	4.272
74	6/25/2009	28,039,839.95	99,821.83	2,332,939.11	4.272
75	7/25/2009	25,706,900.84	91,516.57	2,280,299.92	4.272
76	8/25/2009	23,426,600.93	83,398.70	2,228,831.27	4.272
77	9/25/2009	21,197,769.66	75,464.06	2,178,507.40	4.272
78	10/25/2009	19,019,262.26	67,708.57	2,129,303.07	4.272
79	11/25/2009	16,889,959.19	60,128.25	2,081,193.64	4.272
80	12/25/2009	14,808,765.54	52,719.21	2,034,154.98	4.272
81	1/25/2010	12,774,610.56	45,477.61	1,988,163.50	4.272
82	2/25/2010	10,786,447.07	38,399.75	1,943,196.10	4.272
83	3/25/2010	8,843,250.96	31,481.97	1,899,230.23	4.272
84	4/25/2010	6,944,020.73	24,720.71	1,856,243.81	4.272
85	5/25/2010	5,087,776.92	18,112.49	0	4.272
86	6/25/2010	5,087,776.92	18,112.49	0	4.272
87	7/25/2010	5,087,776.92	18,112.49	95,963.68	4.272
88	8/25/2010	4,991,813.24	17,770.86	213,831.36	4.272
89	9/25/2010	4,777,981.87	17,009.62	320,787.28	4.272
90	10/25/2010	4,457,194.60	15,867.61	417,638.85	4.272
91	11/25/2010	4,039,555.75	14,380.82	505,137.31	4.272
92	12/25/2010	3,534,418.44	12,582.53	583,981.52	4.272
93	1/25/2011	2,950,436.92	10,503.56	654,821.56	4.272
94	2/25/2011	2,295,615.36	8,172.39	718,262.06	4.272
95	3/25/2011	1,577,353.30	5,615.38	774,865.26	4.272
96	4/25/2011	802,488.03	2,856.86	802,488.03	4.272
97	5/25/2011	0	0	0	4.272
98	6/25/2011	0	0	0	4.272
99	7/25/2011	0	0	0	4.272
100	8/25/2011	0	0	0	4.272
101	9/25/2011	0	0	0	4.272
102	10/25/2011	0	0	0	4.272
103	11/25/2011	0	0	0	4.272
104	12/25/2011	0	0	0	4.272

105	1/25/2012	0	0	0	4.272